Mail Stop 3561

				July 14, 2005

By Facsimile and U.S. Mail

Mr. Paul Bailey
Chief Financial Officer
Iroquois Pipeline Operating Company
One Corporate Drive, Suite 600
Shelton, CT 06484

		Re:	Iroquois Gas Transmission System
			Form 10-K for the year ended December 31, 2004
			Filed March 31, 2005
			File No. 333-42578

Dear Mr. Bailey:

      We have reviewed your filing and have the following
comments.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Item 1. Business

The Partnership is dependent on the performance of its shippers, page
14

1. You indicate that certain shippers are entitled to reservation charge credits. Provide to us the amount of such credits that were passed back to shippers over the past three years. Furthermore, explain to us how you account for such credits.

Item 3. Legal Proceedings

Eastchester Contractor Litigation Settlement, page 21

2. Explain to us why you believe it is appropriate to capitalize costs associated with contract disputes. Also, please indicate to us the amount of the settlement, and associated recoveries. Finally, explain to us if you consider this a type one, or type two subsequent event.

Item 7. Management`s Discussion and Results of Operations, page 31

3. We note you changed your method of recognizing property tax expense, and recognized a positive cumulative income effect in 2003.
Please confirm to us that you have filed a preferability letter from your external auditors as an exhibit to your Form 10-K filing.

Item 10. Directors and Executive Officers of the Partnership, page
39

4. In future filings, furnish the information required by Item 401 of
Regulation S-K. In this regard, disclose whether you have an audit committee financial expert, or the reasons why not.

Consolidated Statements of Income, page F-3

5. In future filings, please report other income and expense gross, if material, as net presentation is not appropriate.

6. Please reconcile the provision of income taxes of $21,435 for the year-ended December 31, 2003, to the amount reported on the Statement of Changes in Partners` Equity of $23,916 for such period.

Note 6. Commitments and Contingencies - Income Taxes, page F-27

7. Please reconcile your changes in the current and deferred income
taxes to the changes reported on your consolidated balance sheets.
In this regard, the change in regulatory assets - income tax related
was $275 from 2003 to 2004. Furthermore, the net change of the amounts generated by the partnership and the payable by partners
equals $275.   A listing of the journal entries would facilitate
our
review. Also, help us understand why you are increasing partners` equity for taxes payable.
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		```````````````````````````````````````````````Please
respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

			Sincerely,



			Michael Moran, Esq.
			Branch Chief

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Mr. Paul Bailey
Iroquois Gas Transmission System
July 14, 2005
Page 4